===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               December 13, 2002

                               -----------------

                            BBVA Banco Frances S.A.
             (Exact name of registrant as specified in its charter)

                            BBVA Banco Frances S.A.
                            -----------------------
                (Translation of registrant's name into English)


                             Reconquista 199, 1006
                            Buenos Aires, Argentina
                    (Address of principal executive office)

              Indicate by check mark whether the registrant files
                or will file annual reports under cover of Form
                               20-F or Form 40-F:

                 Form 20-F  X                 Form 40-F
                           ---                         ---

                Indicate by check mark whether the registrant by
           furnishing the information contained in this Form is also
              thereby furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No  X
                           ---                   ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

===============================================================================

                            BBVA Banco Frances S.A.

                               TABLE OF CONTENTS

Item
----

 1. Press Release dated December 11, 2002 titled "BBVA Banco Frances (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) Reports Consolidated Third Quarter Earnings for Fiscal Year 2002"

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BBVA Banco Frances S.A.


Date: December 13, 2002              By: /s/ Maria Elena Siburu de Lopez Oliva
                                        --------------------------------------
                                        Name:  Maria Elena Siburu de Lopez Oliva
                                        Title: Investor Relations Manager

[BBVA LOGO] Banco Frances


CONTACT:


                                       Maria Elena Siburu de Lopez Oliva
                                       Investor Relations Manager
                                       Phone: (5411) 4341 5035
                                       E-mail:  mesiburu@bancofrances.com.ar


                                       Maria Adriana Arbelbide
                                       Investor Relations
                                       Phone: (5411) 4341 5036
                                       E-mail:  marbelbide@bancofrances.com.ar


-------------------------------------------------------------------------------
                                                              December 11, 2002


BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2002


Executive summary

o Net income for the third quarter of fiscal year 2002 accounted for a $622.2 million loss. During the present quarter Banco Frances continued with its high provisioning policy, implemented since December last year on anticipating the present crisis. Management expects to continue with such policy and make all necessary loan loss provisions during the present fiscal year. In that sense, during this third quarter the Bank accounted for a $202.3 million provision for loan losses.

o Operating income before Provision for loan losses, which had a recurrent positive behavior in the post-crisis period, was negatively impacted by the shrinkage in the Net financial margin during the third quarter. High interest rates fostering an increase in the cost of funds during July and August, together with a decrease in the CER adjustment (Stabilization index) and currency appreciation had a negative effect in the Net financial margin. Management expects such effect to reverse in the near future, on the back of a more stable environment that would normalize macroeconomic variables (inflation and devaluation) and interest rates to more reasonable comparative levels.

o Administrative expenses decreased 10.5% and 49.8% as compared to the June 2002 and September 2001 quarter. Furthermore, the Bank continues its strong commitment towards cost control with the implementation of a cost rationalization plan in place during the present fiscal year.

o The losses of present fiscal year will be covered by equity injections that will strengthen the Bank's capital base. During the present month, Banco Frances will conduct a capital increase mainly through the capitalization of debt. BBVA, the Bank's main shareholder, has publicly announced its intention to capitalize US$ 130 million of subordinated debt issued by Banco Frances and a US$79.3 million loan granted by BBVA on April 4, 2002.

     The value of the subordinated senior debt was set at US$58.10 per US$100 NV, on the back of the valuation reports issued by BDO and KPMG. On assuming a $3.55 per 1US$ exchange rate, the resulting capital increase of this debt capitalization transaction should amount to approximately $743 million.

o Total deposits at Banco Frances, on excluding rescheduled deposits, showed a constant and sustained increase during the present quarter. The quarterly increase was 20%, mainly driven by a significant 52% raise in time deposits.

o The Board of Directors expects to find in year 2003 the necessary stable environment for business development.


Third quarter of Fiscal Year 2002

The path to recovery remains difficult. Aside from export and import substitution sectors, activity in the domestic-demand oriented sectors of the economy remained flat, or even had a negative behavior, mainly due to a lack of financing. EMI industrial production index, which has grown for four consecutive months so far this year, increased 1.6 % over the previous quarter although it is still 9.2 % below the third quarter of 2001. Monetary stability has stopped the conversion of pesos into dollars. The FX market reflected this change in expectations and the Central Bank reserves reached U$S9.4 billion at the end of September (an increase of U$S570 million over the lows hit in early August). On top of that, expectations that Argentina would reach an agreement with the International Monetary Fund brought about a return of confidence.

Pressure on the financial system has eased off during the third quarter. Figures of total deposits have been distorted by the decrease stemming from the first exchange plan and the payment of legal injunctions. However, on considering time deposits of less than 90 days term as the reflection of depositors' behavior, it can be seen an important increase of $5.3 billion. The stability of the system is still threatened by the rescheduled deposits that have not been swapped and pending legal injunctions. The first voluntary exchange - offering depositors in the Argentine banking system the opportunity to exchange their rescheduled deposits for newly issued government bonds attained a 22% acceptance level in the financial system, while the second swap
- ending on December 12, 2002 - is not being as successful as expected mainly due to the lack of a judicial definition. However, fears of a massive run did not materialize after the lifting of the restrictions set by the so-called corralon, last October, and most recently, in December, when the Ministry of Economy removed all restrictions on sight accounts. As of October 1, deposit holders with savings up to $7,000 could withdraw funds freely. Nonetheless, the recent stability of the currency and high interest rates prompted the majority of deposit holders to keep their funds in fixed term deposits. Similarly, last December 2 the Ministry of Economy removed all restrictions on cash withdrawals on demand accounts and deposits continue to show a positive behavior.

Operating results of financial institutions continued to show the negative impact of a further deterioration in asset quality, with the rise in large corporations' non-performance that prompted a higher provisioning.

 As for the financial margin, net interest margin reduced during the present quarter. It is important to bear in mind that financial margin is impacted not only by interest rates but also by devaluation, inflation and CER adjustment. During the present quarter CER adjustment (Stabilization index) reached 9.77% as compared to 19.21% during the previous quarter while currency appreciated from $3.8/US$ as of June 2002 to $3.7/US$ by the end of the third quarter. Interest rates, following the peak observed during the second quarter, began to decrease by the end of the third quarter.

As of January 2001 financial statements are to be adjusted by inflation. The September quarter figure raised the accumulated wholesale price increase to 121.4% from 96.3 % in June, while the accumulated increase in consumer prices rose from 30.5 % in June to 39.7 % in September.

The Business:

The Argentine financial crisis prompted the shrinkage of business activities. Accordingly, Banco Frances has redefined its business strategy as well as the products and services that it offers to its clients. The rebuilding of a new financial system with no restrictions on the use of cash, on the back of restoring depositors' confidence, will take time. Until the intermediation business recovers, the Bank's banking activities will most likely be limited to providing certain traditional commercial banking services which include the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes and operation of credit cards, transactional deposit taking, the provision of credit facilities limited to overdrafts on demand accounts and credit-card financing. The Bank will also develop alternative financial products to replace the traditional intermediation business.

Since the first quarter of 2002 the Bank began to redefine its operating structure to adjust to the new business profile including branch closures and personnel reduction. During the second and third quarters this process was accelerated; the Bank closed branches and further reduced the number of employees, implementing strict rationalization measures. Staff was reduced by approximately 790 people during the first nine-month period. As of the date of the present press release the Bank has merged 70 branches.


Presentation of Financial Information

It is important to note that:

o following the devaluation of the peso and an increase in inflation, the Argentine Exchange Commission (CNV) and the Central Bank of Argentina mandated inflation adjustment in all financial statements. According to generally accepted accounting principles in Argentina, financial statements are to be restated to reflect the overall effect of inflation on the purchasing power of the peso using coefficients based on the general wholesale price index (WPI) published by the National Institute of Statistics and Surveys. Inflation adjustment is mandatory whenever the index exceeds the 8% per year level established by the Argentine Federation of Professional Councils in Economic Sciences. During the September 2002 quarter WPI grew by 12.81%.

     The current crisis has distorted relative prices in the economy. Banco Frances estimates for FY 2002 an increase of 42% in the CPI as compared to an increase of 119% in the WPI, a 260% devaluation and no increase in salaries. There are no records of such a gap between the WPI and the CPI in the Argentine inflation adjustment system. This, together with the devaluation effect, is distorting the Financial Statements of Banco Frances and the present fiscal year Net income, with a WPI adjustment which does not reflect relative prices in the economy. However, it is important to consider that the inflation adjustment regulations provide for an increase in Net Worth in the same amount that is reflected as a cost in the Profit and Loss Statement.

o accordingly and for the sake of comparison, information for previous quarters has been restated in constant Argentine pesos as of September 30, 2002.

o all foreign currency transactions accounted for at a free exchange rate as of June 30 have been translated into Argentine pesos at the exchange rate of Ps. 3.73 = US$ 1.00 quoted by Banco Nacion Argentina on that date.

o information in this press release consolidates only banking activities on a line by line basis. The Bank's interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively. Similarly and for the sake of comparison, following the sale of BBVA Banco (Uruguay), figures as of September and December 2001 are presented in this press release including the Bank's interest in BBVA Banco (Uruguay) by the equity method.


THIRD QUARTER EARNINGS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        % Change Qtr ended
Condensed Income Statement (1)                                         Quarter ended                   09/30/02 vs. Qtr ended
  in $ thousands except income per share, income per      ---------------------------------------------------------------------
  ADS and percentages                                     09/30/02        06/30/02         09/30/01     06/30/02       09/30/01
-------------------------------------------------------------------------------------------------------------------------------
Net Financial Income                                      (128,193)        207,458          364,268      -161.79%      -135.19%
Provision for loan losses                                 (202,338)       (250,619)        (105,077)      -19.26%        92.56%
Net income from services                                    54,333          80,358          127,838       -32.39%       -57.50%
Administrative expenses                                   (132,790)       (148,419)        (264,426)      -10.53%       -49.78%
Operating income                                          (408,988)       (111,222)         122,603      -267.72%      -433.59%
Income (loss) from equity investments                        2,955          14,134           12,389       -79.10%       -76.15%
Income (Loss) from Minority interest                         4,804          10,669            (715)       -54.97%      -771.70%
Other income/expenses                                     (243,989)       (285,654)        (70,728)       -14.59%       244.97%
Inflation adjustment                                        23,215          46,383               -        -49.95%            -
                                                              (220)         (1,340)         (7,896)       -83.59%       -97.22%
Income tax
Net income for the period                                 (622,222)       (327,030)         55,653        -90.26%     -1218.05%
Net income per share (2)                                     -2.97           -1.56            0.27        -90.26%     -1218.05%
Net income per ADS (3)                                       -8.90           -4.68            0.80        -90.26%     -1218.05%
-------------------------------------------------------------------------------------------------------------------------------
(1) Exchange rate: 3.73 Ps. = 1 US$
(2) Assumes 209,631,892 ordinary shares outstanding.
(3) Each ADS represents three ordinary shares.
-------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Net income for the third quarter of fiscal year 2002 accounted for a $622.2 million loss as compared to a $327 million loss registered in the previous quarter. Operating income as of the present quarter was negatively impacted by shrinkage in the net financial income while the Bank continued with the high provisioning policy regarding loan losses and losses related to the payment of legal injunctions. The gain accounted for in Income/loss from Equity Investments is mainly explained by the results of the Consolidar Group and of BBVA Banco (Uruguay).

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change Qtr ended 09/30/02
                                                                      Quarter ended                           vs. Qtr ended
                                                          -------------------------------------------------------------------------
in $ thousands except percentages                           09/30/02     06/30/02         09/30/01    06/30/02          09/30/01
-----------------------------------------------------------------------------------------------------------------------------------
Return on Average Assets (1)                                 -15.33%      -6.71%            0.99%      128.63%          -1647.29%

Return on Average Shareholders'Equity (1)                   -131.05%     -55.43%           10.07%      136.41%          -1401.99%

Net fee Income as a % of Operating Income                    -73.56%      27.92%           25.98%     -363.47%           -383.17%
Net fee Income as a % of Administrative
Expenses                                                      40.92%      54.14%           48.35%      -24.43%            -15.37%

Adm. Expenses as a % of Operating Income (2)                -179.79%      51.57%           53.73%     -448.64%           -434.59%
-----------------------------------------------------------------------------------------------------------------------------------
(1) Annualized

(2) Adm.Expenses / Net financial income + Net income from services
-----------------------------------------------------------------------------------------------------------------------------------

Net financial Income:

During the September 2002 quarter Net financial income was negatively impacted by a decrease in the average spread of the Bank due to higher interest rates which fostered an increase in the cost of funds during July and August (from 34.2% in the previous quarter to 43.5% in the present quarter) combined with a decrease in the CER adjustment - from an annual 77.07% level in the second quarter to 38.76% as of the third quarter. Furthermore, currency appreciation from $3.8/US$ by the end of June 2002 to $3.73/US$ as of the end of the present quarter, had also a negative effect over the financial margin. Management expects such effect to reverse in the near future, on the back of a more stable environment that would normalize macroeconomic variables (inflation and devaluation) and interest rates to more reasonable comparative levels.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances.

------------------------------------------------------------------------------------------------------------------------------
                                                                                                        % Change Qtr ended
                                                                Quarter ended                         09/30/02 vs. Qtr ended
                                              --------------------------------------------------------------------------------
in $ thousands except percentages              09/30/02           06/30/02           09/30/01        06/30/02        09/30/01
------------------------------------------------------------------------------------------------------------------------------
Net total loans                                8,876,221          9,651,518          10,113,168        -8.03%         -12.23%
  Advances                                       466,485            705,706           1,432,712       -33.90%         -67.44%
  Notes discounted and purchased                  20,753             64,347             752,294       -67.75%         -97.24%
  Consumer Mortgages                             546,336            668,135           1,715,176       -18.23%         -68.15%
  Personal loans                                 233,058            309,141             904,121       -24.61%         -74.22%
  Credit cards                                   138,791            172,659             520,644       -19.62%         -73.34%
  Secured with chattel mortgages                  18,138             26,114              58,868       -30.54%         -69.19%
  Loans to financial sector                      108,536             43,416             875,240       149.99%         -87.60%
  Loans to public sector                       5,367,688          5,825,872           2,291,260        -7.86%         134.27%
  Other                                        3,215,108          3,128,610           2,031,068         2.76%          58.30%
Less: Allowance for loan losses               (1,238,672)        (1,292,483)           (468,215)       -4.16%         164.55%
------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Total loans to the Public sector including CER adjustment and interest amounts to $6.9 billion. Total exposure including loans and bond portfolio amounts to aprox. $10 billion as of September 30, 2002.

It is important to consider that Public sector loan portfolio will decrease with the payment of the acquisition of the necessary bonds (BODEN 2012 and 2013) to be delivered to those depositors who have exchanged their rescheduled deposits for government bonds in the June and October exchange plans. Banco Frances will reduce its exposure to the Public Sector by $778 million ($1018.4 million including interest and CER adjustment) due to the first exchange plan; the second exchange plan is expected to end in December 12.

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of September 30, 2002, including repurchase agreement transactions. The increase in total bond portfolio as compared to the previous quarter is mainly related to the accrediting of 70% of the compensatory bond. The Investment accounts include the Bono Patriotico - previously included in the Trading accounts - for a total amount of US$ 202 million, restated in pesos at the $3.73/US$ exchange rate. The remaining holdings were converted into pesos at $1.4/US$ and adjusted by CER.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change Qtr ended
                                                                  Quarter ended                     09/30/02 vs. Qtr ended
                                                 -------------------------------------------------------------------------------
in $ thousands except percentages                 09/30/02          06/30/02          09/30/01     06/30/02         09/30/01
--------------------------------------------------------------------------------------------------------------------------------
Holdings                                          2,611,644         1,936,705         6,675,641      34.85%          -60.88%
  Trading                                           105,063           139,581         1,770,507     -24.73%          -94.07%
  Liquidity Requirements                                  -                 -                 -          -                -
  Investment Accounts                                79,883           889,933         3,673,196     -91.02%          -97.83%
  Investment Accounts( RML)                               -                 -           323,198          -          -100.00%
  Compensatory bond                               1,596,103                 -                 -          -                -
  Other fixed income securities                     830,595           907,190           908,739      -8.44%               -
Repurchase Agreements                               753,129            48,594           260,832    1449.84%          188.74%
  B.C.R.A. (Reverse repo)                                 -                 -                 -          -                -
  Trading (Reverse repo)                                  -                 -                 -          -                -
  Investment Accounts (reverse repo)                753,129            48,594           260,832    1449.84%          188.74%
  Trading (Reverse repo)                                  -                 -                 -          -                -
Net Position                                      3,364,773         1,985,299         6,936,473      69.48%          -51.49%
  Trading                                           105,063           139,581         1,770,507     -24.73%          -94.07%
  Investment Accounts                               833,012           938,527         3,934,029     -11.24%          -78.83%
  Investment Accounts (RML)                               -                 -           323,198          -          -100.00%
  Compensatory bond                               1,596,103                 -                 -          -                -
  Other fixed income securities                     830,595           907,190           908,739      -8.44%           -8.60%
--------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.

N.B: The present chart includes 70% of the Compensatory bond - BODEN 2012. The remaining 30% is accounted for in Other banking receivables until its accrediting Net Position as of June 2002 includes $ 362 million of Private Bonds


Income from Securities and short term investments

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                   % Change Qtr ended 09/30/02
                                                    Quarter ended                                         vs. Qtr ended
                                                -------------------------------------------------------------------------------
in $ thousands except percentages                   09/30/02           06/30/02      09/30/01      06/30/02           09/30/01
-------------------------------------------------------------------------------------------------------------------------------
Income from securities and short-term
investments                                          35,690             58,119       219,168        -38.59%            -83.72%
  Trading account                                     4,986              6,953         5,388         28.28%             -7.45%
  Investment account                                 18,987             15,724       189,576         20.75%            -89.98%
  Other fixed income securities                      11,717             35,442        24,204        -66.94%            -51.59%
CER adjustment                                       19,276             21,953             -        -12.19%                 -
 CER adjustment                                          -                  -             -             -                  -
 CER adjustment                                      5,237              7,252             -         27.79%                 -
 CER adjustment                                     14,040             14,701             -          4.50%                 -
-------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Net income from securities and short-term investment decreased 38.6% and 83.7% in real terms as compared to the quarters ended June 30, 2002 and September 30, 2001, respectively.

Funding Sources:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            % Change Qtr ended
                                                                   Quarter ended                          09/30/02 vs. Qtr ended
                                                ---------------------------------------------------------------------------------
in $ thousands except percentages                 09/30/02           06/30/02           09/30/01        06/30/02         09/30/01
---------------------------------------------------------------------------------------------------------------------------------
Total deposits                                   6,822,416          8,071,132         15,303,059        -15.47%          -55.42%
  Current accounts                               1,353,321          1,551,298          1,993,624        -12.76%          -32.12%
  Saving accounts                                  486,266            719,767          2,334,845        -32.44%          -79.17%
  Time deposits                                  2,432,896          1,805,818         10,855,046         34.73%          -77.59%
  Rescheduled deposits                           2,371,636          3,889,202                  -        -39.02%               -
  Other                                            178,297            105,048            119,545         69.73%           49.15%
---------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Total deposits decreased 15.5% and 55.4% as compared to June 2002 and September 2001 quarters. The decrease is mainly related to the first exchange plan ended in July and the payment of legal injunctions. The $1,018.4 million rescheduled deposits, as of July 31, to be exchange for government bonds - Boden 2012 - is accounted for in Other banking liabilities ($1,081.8 million as of September
30) until the swap becomes effective.

The following chart shows the evolution of deposits in nominal terms, with a 20% increase in sight accounts and time deposits (on excluding rescheduled deposits), showing a significant 52% growth in time deposits. It is important to mention that Total deposits at Banco Frances, on excluding rescheduled deposits, showed a constant and sustained increase during the present quarter. Deposits increased $82 million in July, $452 million in August and $150 million in September.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          % Change Qtr ended
                                                                   Quarter ended                         09/30/02 vs. Qtr ended
                                                -----------------------------------------------------------------------------------
in $ thousands except percentages                 09/30/02           06/30/02           09/30/01        06/30/02         09/30/01
-----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                    6,822,416          7,154,618          6,910,927         -4.64%          -1.28%
  Current accounts                                1,353,321          1,375,141            900,329         -1.59%          50.31%
  Saving accounts                                   486,266            638,034          1,054,426        -23.79%         -53.88%
  Time deposits                                   2,432,896          1,600,759          4,902,185         51.98%         -50.37%
  Rescheduled deposits                            2,371,636          3,447,565                  -        -31.21%              -
  Other                                             178,297             93,119             53,987         91.47%         230.26%
-----------------------------------------------------------------------------------------------------------------------------------

As previously mentioned, on December 2, 2002 the Ministry of Economy removed all restrictions on cash withdrawals on demand accounts and there was neither a massive withdrawal nor a conversion into dollars.

Other Funding Sources:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   % Change Qtr ended
                                                               Quarter ended                      09/30/02 vs. Qtr ended
                                              -------------------------------------------------------------------------------
             in $ thousands                    09/30/2002       06/30/2002    09/30/2001     06/30/2002      09/30/2001
-----------------------------------------------------------------------------------------------------------------------------
Lines from other banks                          2,264,149        2,595,188     1,008,303        -12.76%       124.55%
Negotiable Obligations                            559,005          643,018       663,658        -13.07%        -15.77%
Subordinated Debt                                 645,216          746,347       527,393        -13.55%         22.34%

Total other funding sources                     3,468,370        3,984,553     2,199,355        -12.95%         57.70%
-----------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Changes shown in the chart above are affected by the difference in the exchange rate of dollar denominated liabilities. Foreign currency funding sources, expressed in dollars, are shown in the chart bellow.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   % Change Qtr ended
Other dollar funding sources                                    Quarter ended                    09/30/02 vs. Qtr ended
                                              -------------------------------------------------------------------------------
              in $ thousands                     09/30/02          06/30/02    09/30/01         06/30/02        09/30/01
-----------------------------------------------------------------------------------------------------------------------------
Lines from other banks                           604,578           601,927     423,169            0.44%          42.87%
Negotiable Obligations                           150,000           150,000     299,711            0.00%         -49.95%
Subordinated Debt                                157,033           152,153     178,173            3.21%         -11.86%
Total other funding sources                      911,611           904,080     901,053            0.83%           1.17%
-----------------------------------------------------------------------------------------------------------------------------

Asset Quality:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      % Change Qtr ended
                                                                   Quarter ended                    09/30/02 vs. Qtr ended
                                                 ----------------------------------------------------------------------------
         in $ thousands except percentages            09/30/02       06/30/02       09/30/01       06/30/02       09/30/01
-----------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans (1)                                   804,629        570,583       583,314            41.02%       37.94%
Allowance for loan losses                            1,238,672      1,292,483       468,215            -4.16%      164.55%
Nonaccrual loans/net total loans                          7.95%          5.21%         5.51%           52.58%       44.30%
Allowance for loan losses/nonaccrual loans              153.94%        226.52%        80.27%          -32.04%       91.79%
Allowance for loan losses/net total loans                12.25%         11.81%         4.42%            3.69%      176.75%
-----------------------------------------------------------------------------------------------------------------------------
(1) Nonaccrual loans include all loans to borrow ers classified as "Problem",
"deficient Servicing", "High Insolvency Risk", "difficult Recovery",
"Irrecoverable" and "Irrecoverable for Technical decision" according to the new
Central Bank debtor classification system.
-----------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.

Allowance for loan losses include $63.96 million provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos

During the present quarter asset quality further deteriorated, with emphasis in triple A companies, some of which hold dollar denominated debt in the international markets and have peso denominated tariffs. Accordingly and following the Bank's high provisioning policy, Banco Frances accounted for a $202 million provision during the present quarter. The Non-performing ratio provided in this press release is information included in the Bank's MIS for internal purposes; there are still pending regulations from the Central Bank in order to calculate the definite Non Performing ratio. The ratio increased from 5.51% and 5.21% as of September, 2001 and June, 2002 to 7.93% as of the present quarter. The coverage ratio - Allowance for loan losses / Total non-performing loans - moved to 153.97% as of September, 2002 from 80.27% as of September 2001.

It is important to highlight that due to the severe present crisis certain risk assets such as corporate senior debt purchased and guarantees granted by the Bank fall into the non-performing category. Accordingly, on considering Total Financing, the non-performing ratio reaches 10.30% as of September 30, 2002, with a coverage ratio of 96.2% - on excluding $63.96 million of provisions related to the exchange rate difference of certain foreign trade loans still not converted into pesos. Management expects to continue with its provisioning policy in the last quarter of present fiscal year.

The following chart shows the evolution of Allowance for loan losses, which do not include allowances related to Other banking receivables:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   % Change Qtr ended
                                                                 Quarter ended                   06/30/02 vs. Qtr ended
                                                  -------------------------------------------------------------------------------
       in $ thousands except percentages            06/30/02       03/31/02      06/30/01       03/31/02       06/30/01
---------------------------------------------------------------------------------------------------------------------------------
Balance at the beginning of the quarter             1,292,486      1,598,321      462,617           -19.13%      179.39%

Increase in constant currency                         126,406        241,692      107,971           -47.70%       17.07%
Decrease in constant currency                         (29,639)       (41,196)     (74,373)          -28.05%      -60.15%
Exchange rate difference                             (150,581)      (506,331)           -           -70.26%           -
Balance at the end of the quarter                   1,238,672      1,292,486      496,215            -4.16%      149.62%
---------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.

The increase in constant pesos includes a $163.4 million loan loss provision registered during the quarter and a provision for the exchange rate difference of certain foreign trade loan portfolio converted into pesos. During the present quarter some $37.98 million of such provision have been reversed.


Income from services net of other operating expenses

Net income from Services decreased 32.4% and 57.5%, in constant pesos as of September 2002, as compared to June 2002 and September 2001 quarter, respectively. It is important to consider that figures as of the March 2002 and the June 2001 quarters were restated using the WPI of approx. 12.8% and 121.4%. Comparing figures in nominal terms, Net income from services decreased 14.4% and 3.9% as compared to the June 2002 and September 2001 quarters, respectively. Fees related to foreign trade and insurance grew 55.7% and 11.8%, respectively, in nominal terms, as compared to the previous quarter. Such growth was more than offset by lower fees related to service charges on deposit account, credit card transactions and other fees. The decrease in credit card fees is explained by lower consumption and by the elimination of the VISA reserve fund fee. Other fees decreased 12% - in nominal values - as compared to the previous quarter mainly due to the deceleration on the rhythm of loan cancellations, which was particularly high in the previous quarter. As for service charges on deposit accounts, the decrease is mainly explained by a reduction in the use of overdrafts.

Government measures implemented by the end of 2001 and the beginning of the present fiscal prompted a massive demand of banking services. Improvements in information technology, continuous investment in technology and the restructuring of the sales force and distribution network based on business segments and specialization enabled the Bank to focus its efforts on providing such services.

It is important to note that fees related to foreign currency sales and purchases are not accounted for in Net income from services but in Net financial income. As of September 2002 such fees amounted to approx. $11 million, compared to $14.7 million as of June 2002.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            % Change Qtr ended
                                                                     Quarter ended                        09/30/02 vs. Qtr ended
                                                    -------------------------------------------------------------------------------
in $ thousands except percentages                     09/30/02         06/30/02           09/30/01        06/30/02         09/30/01
-----------------------------------------------------------------------------------------------------------------------------------
Net income from services                               54,333           80,358            127,838         -32.39%          -57.50%

Service charge income                                  64,290           90,504             155,661         -28.96%         -58.70%
Service charges on deposits accounts                   25,860           35,575              61,597         -27.31%         -58.02%
Credit and operations                                  11,945           17,795              29,848         -32.87%         -59.98%
Insurance                                               2,183            2,373               4,901          -8.04%         -55.47%
Capital markets and securities activities               2,275            3,995              19,504         -43.05%         -88.33%
Fees related to Foreign trade                           4,761            3,657               4,172          30.17%          14.10%
Other fees                                             17,267           27,107              35,639         -36.30%         -51.55%

Services Charge expense                                (9,957)         (10,146)            (27,823)         -1.86%         -64.21%
-----------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.


Administrative expenses

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        % Change Qtr ended
                                                                Quarter ended                         09/30/02 vs. Qtr ended
                                                -------------------------------------------------------------------------------
in $ thousands except percentages                09/30/02         06/30/02          09/30/01        06/30/02         09/30/01
-------------------------------------------------------------------------------------------------------------------------------
Adminitrative expenses                           (132,790)        (148,419)         (264,426)       -10.53%          -49.78%

Personnel expenses                                (62,885)         (73,665)         (147,742)       -14.63%          -57.44%
Electricity and Communications                     (6,743)          (5,894)           (9,949)        14.39%          -32.23%
Advertising and Promotion                          (5,279)          (4,236)          (10,534)        24.62%          -49.88%
Honoraries                                         (6,962)          (3,813)           (7,110)        82.61%           -2.08%
Taxes                                              (4,774)          (4,055)           (6,255)        17.73%          -23.68%
Organization and development expenses             (14,051)         (17,492)          (21,355)       -19.67%          -34.20%
Amortizations                                      (6,655)          (8,693)          (12,876)       -23.45%          -48.32%
Other                                             (25,442)         (30,571)          (48,605)       -16.78%          -47.66%
-------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 2,214328 for June, 2002 and September, 2001 figures, respectively.

Administrative expenses decreased 10.5% and 49.8%, in constant pesos as of September 2002, with respect to the June 2002 and the September 2001 quarters. Comparing figures in nominal terms, administrative expenses showed a 12.8% increase as compared to the previous quarter. The increase in personnel expenses is mainly explained by a government resolution that set an additional $100 compensation to be paid by companies over the regular salaries until January 2003, together with the provision for severance payments. Electricity and communications and Organization and development expenses' increase is related to the renegotiation of charges with suppliers providing foreign currency services and the adjustment of local services, while Advertising and promotion expenses is related to a renewed marketing effort.

In light of the new business approach, the Bank implemented a restructuring plan, including personnel reduction of approximately 368 people during the third quarter.

As of September 30, 2002, the Bank had 4,257 employees - including consolidated companies in Argentina - and a network of 278 branches plus 40 Credilogros offices.

Other Income/expenses:

Other Income/expenses for the second quarter of fiscal year 2002 accounted for a $242 million loss. Such loss is mainly due to the refunding of deposits during this quarter of approximately $293 million and US$4 million related to legal injunctions. The gap between the $1.4 at which foreign currency deposits were converted into pesos plus the CER adjustment and the free exchange rate at which injunctions had to be paid caused a loss which the Bank provisioned in $91.6 million during the present quarter, totaling approx. $278 million so far this year. As previously mentioned, this loss has not yet been compensated by the National Government.

It is important to highlight that Other expenses include charges for uncollectibility of other receivables and other allowances, which in turn include provisions for granted non-used financing - most of it related to large corporations - registered in the memo accounts. Following the classification of large corporations into non-performing, the Bank had to provision that non-used financing accounted for in the memo accounts. During the third quarter the Bank provisioned $106.4 million.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated and, as previously explained, net income from the Bank's interest in BBVA Banco (Uruguay). As previously mentioned the Consolidar Group is included in this account. As of September 30, 2002, the Consolidar Group registered a $1.7 million gain as compared to a $20.4 million loss and a $17.5 million gain accounted for in the June 2002 and September 2001 quarters, respectively.

Capitalization:

Following the changes in regulations as of January 2002, the presentation of the information on minimum capital requirement, set by the Central Bank, was suspended. The Bank believes that such regulation will change due to the aforementioned changes, including inflation and CER adjustment, among others. Therefore, the charts on capital adequacy are not included in the present press release.

The Ordinary and Extraordinary Shareholders' Meeting, held on August 7, 2002, approved, among other issues, a capital increase of up to 1,250 million shares, to be issued in exchange for cash or other eligible assets. The Board of

Directors will determine the terms and conditions of the issuance. As of the moment of the present press release this capital increase has completed all necessary approvals and subscription period is expected to commence in the second half of December 2002.

Last December 5, 2002, the Board of Directors approved as an eligible asset a loan granted by BBVA for a total amount of US$79,316,040.33 plus interests and resolved to fix the number of shares to be offered in the coming capital increase in up to 209,631,892 shares. Furthermore, on the back of the valuation reports issued by BDO and KPMG and for the purpose of the capitalization, the Board fixed the value of the eligible subordinated senior debt in US$58.10 for each US$100 NV of the subordinated debt. The Board of Directors proposed the subscription period to begin in December 17, 2002 and to be end in December 26, 2002.

Recent developments

Through Resolution 668/2 the Ministry of Economy established the end of all restrictions on cash withdrawals on demand accounts, as of December 2002 - Central Bank regulated the new measures through Communique "A" 3827.

Conference call

A conference call to discuss this third quarter earnings will be held on Friday, December 13, at 11:00 a.m. New York time - 1:00 p.m. Buenos Aires time. If you are interested in participating please dial (719) 457 2638 at least 5 minutes prior to our conference. Confirmation code: 733339. If you are interested in receiving the tape on this conference call, please call to (719) 457 2840.

Internet: This press release is also available in http://www.bancofrances.com.ar

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 1.648982 for June and March, 2002 figures, respectively and a WPI of 2.214328 for September, 2001 figures.

---------------------------------------------------------------------------------------------------------------------------------
Banco Frances S.A. and subsidiaries (Grupo Consolidar:  by the equity method)

   ASSETS:                                             09/30/02           06/30/02           03/31/02               09/30/01

Cash and due from banks                                891,913            286,901            535,213              2,785,292
Government Securities                                2,267,994          1,525,955          2,077,747              6,329,933
- Investment account                                 1,675,987            889,934             14,447              5,337,726
- Trading account                                        4,574             22,856          1,284,710                268,288
- Reverse repurchase agreements w/Central Bank               -                  -                  -                      -
- Unlisted                                             577,995            593,787            757,495                696,388
- Private Securities                                     9,438             19,377             21,095                 27,531
                                                     8,876,221          9,651,518         13,284,971             10,113,168
Loans
- Advances and Promissory notes                        466,485            705,706          1,372,039              1,432,712
- Notes discounted and purchased                        20,753             64,347            170,317                752,294
- Secured with mortgages                               546,336            668,135          1,150,597              1,715,176
- Secured with chattel mortgages                        18,138             26,114             62,025                 58,868
- Personal loans                                       233,058            309,141            526,131                904,121
- Credit cards                                         138,791            172,659            289,114                520,644
- Loans to financial sector                            108,536             43,416            526,959                875,240
- Loans to public sector                             5,367,688          5,825,872          8,090,974              2,291,260
- Other                                              1,484,376          1,647,364          2,093,668              1,879,829
  Less: Unaccrued interest                                (432)            (5,321)          (10,905)                (43,653)
  Plus: Accrued interest and exchange
        differences receivable                       1,731,164          1,486,568            612,373                194,892
  Less:  Allowance for loan losses                  (1,238,672)        (1,292,483)       (1,598,320)               (468,215)
Other banking receivables                            2,209,401          3,682,008          4,642,516              2,167,010
Investments in other companies                         228,753            227,272            524,103                426,767
Intangible assets                                      226,102            240,008            245,698                296,069
Other assets                                         1,105,682          1,046,975          1,041,997                825,470
                                                    ----------         ----------         ----------             ----------
Total assets                                        15,806,066         16,660,636         22,352,245             22,943,711
                                                    ==========         ==========         ==========             ==========

   LIABILITIES:                                        09/30/02           06/30/02           03/31/02               09/30/01

Deposits                                             6,822,416          8,071,132         13,327,991             15,303,059
- Demand deposits                                    1,353,321          1,551,298          3,006,523              1,993,624
- Saving accounts                                      486,266            719,767          2,246,548              2,334,845
- Time deposits                                      2,432,896          1,805,818          1,466,923             10,855,046
- Rescheduled deposits                               2,371,636          3,889,202          6,367,343                      -
- Other deposits                                       178,297            105,048            240,654                119,545
Other banking Liabilities                            6,474,487          5,447,462          5,311,712              4,349,337
Subordinated debt                                      585,216            678,661            795,678                389,066
Other liabilities                                      305,589            217,810            361,670                486,581
Minority interest                                       30,291             35,275             45,947                 44,623
                                                    ----------         ----------         ----------             ----------
Total liabilities                                   14,217,999         14,450,340         19,842,999             20,572,666
                                                    ----------         ----------         ----------             ----------
Total stockholders'equity                            1,588,067          2,210,296          2,509,246              2,371,045
                                                    ----------         ----------         ----------             ----------
Total liabilities and
stockholders' equity                                15,806,066         16,660,636         22,352,245             22,943,711
                                                    ==========         ==========         ==========             ==========

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 1.648982 for June and March, 2002 figures, respectively and a WPI of 2.214328 for September, 2001 figures.

------------------------------------------------------------------------------------------------------------------------------
Banco Frances S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT                                                 09/30/02           06/30/02        03/31/02        09/30/01

Financial income                                                  729,737          1,692,329       2,117,812         753,228
- Interest on Cash and Due from Banks                               1,628                834           2,515          16,723
- Interest on Loans Granted to the Financial                          120              1,692           1,003           4,194
- Interest on Overdraft                                            46,869             64,670          49,641          50,887
- Interest on Collateralized Loans                                 16,168             22,398          42,193          57,214
- Interest on Credit Card Loans                                    13,349             15,662          21,778          26,131
- Interest on Other Loans                                         110,377             86,024         182,722         322,592
- Income from securities and short term                            35,690             58,119          84,939         219,168
- Interest on Government guaranteed loans Decreet 1387/01         168,200            191,506         101,942               -
- From Other Banking receivables                                    7,301              6,269           7,909             556
- CER                                                             588,066          1,436,536         405,399               -
- Other                                                          (258,030)          (191,382)      1,217,773          55,763
Financial expenses                                               (857,930)        (1,484,871)     (1,665,248)       (388,960)
- Interest on Current Account Deposits                            (89,347)          (133,292)        (20,827)        (12,739)
- Interest on Saving Account Deposits                                (978)            (2,632)         (3,560)        (10,392)
- Interest on Time Deposits                                      (208,061)          (151,646)        (68,227)       (269,397)
- Interest on Other Banking Liabilities                           (32,537)           (36,570)        (58,676)        (47,112)
-Contributions to the deposit guarantee fund                            -                  -               -          (6,953)
- Mandatory contributions and taxes on interest income             (7,084)           (13,612)        (18,131)        (10,782)
- CER                                                            (207,484)          (757,639)       (324,383)              -
- Other                                                          (312,438)          (389,480)     (1,171,445)        (31,585)
  Net financial income                                           (128,193)           207,458         452,565         364,268
Provision for loan losses                                        (202,338)          (250,619)       (253,176)       (105,077)
Income from services, net of other operating expenses              54,333             80,358         110,381         127,838
Inflation adjustment                                               42,670             59,547        (137,784)              -
Administrative expenses                                          (132,790)          (148,419)       (214,260)       (264,426)
- Personnel expenses                                              (62,885)           (73,665)       (112,142)       (120,800)
- Directors and Syndics' Fees                                        (275)              (191)            (99)           (434)
- Other Fees                                                       (6,687)            (3,622)         (5,016)         (6,670)
- Advertising and Publicity                                        (5,279)            (4,236)         (4,896)        (10,534)
- Taxes other than income tax                                      (4,774)            (4,055)         (7,569)         (6,255)
- Other Operating Expenses                                        (44,928)           (52,716)        (68,514)        (82,240)
- Other                                                            (7,962)            (9,935)        (16,025)        (37,493)
Inflation adjustment                                               (7,885)           (31,179)        (32,693)              -
Income (loss) from equity investments                               2,955             14,134         104,270          12,389
Net Other income                                                 (243,989)          (285,654)       (106,094)        (70,728)
Inflation adjustment                                              (11,570)            18,015          23,125               -
Income (loss) from minority interest                                4,804             10,669          16,127            (715)
                                                                 --------           --------         -------          ------
Income before tax                                                (622,003)          (325,690)        (37,539)         63,549
                                                                 --------           --------         -------          ------
Income tax                                                           (220)            (1,340)         (4,827)         (7,896)
                                                                 ========           ========         =======          ======
  Net income                                                     (622,222)          (327,030)        (42,366)         55,653
                                                                 ========           ========         =======          ======
------------------------------------------------------------------------------------------------------------------------------

Figures of previous quarters were restated in constant pesos as of September 30, 2002, using a WPI of 1.128101 and 1.648982 for June and March, 2002 figures, respectively and a WPI of 2.214328 for September, 2001 figures.

-------------------------------------------------------------------------------------------------------------------------------
Banco Frances S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS                                                      09/30/02            06/30/02          03/31/02          09/30/01

Cash and due from banks                                       908,446             314,566           574,098         2,789,597
Government Securities                                       2,515,127           1,754,222         2,358,493         7,581,806
Loans                                                       9,602,299          10,247,816        13,914,382        10,219,332
Other banking receivables                                   2,210,487           3,698,514         4,651,668         2,176,875
Investments in other companies                                 41,686              41,018           316,003           185,558
Other assets                                                1,524,688           1,482,022         1,552,266         1,380,142
                                                -----------------------------------------------------------------------------
    TOTAL ASSETS                                           16,802,733          17,538,159        23,366,909        24,333,310
                                                =============================================================================
LIABILITIES                                                 09/30/02            06/30/02          03/31/02          09/30/01

Deposits                                                    6,655,191           7,910,160        13,118,173        15,187,431
Other banking liabilities                                   6,475,241           5,463,219         5,321,001         4,358,198
Other liabilities                                           1,920,114           1,786,463         2,222,063         2,189,180
Minority interest                                             164,120             168,020           196,427           227,456
                                                -----------------------------------------------------------------------------
    TOTAL LIABILITIES                                      15,214,666          15,327,863        20,857,663        21,962,265
                                                -----------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                1,588,067           2,210,296         2,509,246         2,371,045
                                                -----------------------------------------------------------------------------
STOCKHOLDERS'EQUITY + LIABILITIES                          16,802,733          17,538,159        23,366,909        24,333,310
                                                =============================================================================

NET INCOME                                                  09/30/02            06/30/02          03/31/02          09/30/01

Net Financial Income                                        (151,020)            793,887           188,253           399,786
Provision for loan losses                                   (202,338)           (250,619)         (253,176)         (105,077)
Net Income from Services                                      96,384             124,609           176,332           257,110
Inflation adjustment                                         708,232            (287,342)         (511,405)                -
Administrative expenses                                     (164,376)           (182,373)         (266,967)         (334,479)
Inflation adjustment                                         (85,682)             (2,856)          (21,259)                -
Net Other Income                                             162,110            (837,709)          363,249          (135,594)
Inflation adjustment                                        (984,581)            258,957           314,411                 -
Income (loss) from minority interest                           1,637              52,548            (9,097)          (10,489)
                                                -----------------------------------------------------------------------------
Income before tax                                           (619,634)           (330,897)          (19,659)           71,257
                                                -----------------------------------------------------------------------------
Income tax                                                    (2,589)              3,867           (22,706)          (15,604)
                                                -----------------------------------------------------------------------------
Net income                                                  (622,222)           (327,030)          (42,366)           55,653
                                                =============================================================================
-------------------------------------------------------------------------------------------------------------------------------